Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE LTD.

November 27, 2018
5 P.M. (Israel time)

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS
A VOTE "FOR" PROPOSAL NOS. 1, 2, 3, 4, 5 AND 6
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1.	To re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:		FOR	AGAINST	ABSTAIN
	(a)	Ariel Halperin	☐	☐	☐
	(b)	Dori Brown	☐	☐	☐
	(c)	Roger Abravanel	☐	☐	☐
	(d)	Eric D. Herschmann	☐	☐	☐
	(e)	Ronald Kaplan	☐	☐	☐
	(f)	Ofer Tsimchi	☐	☐	☐
	(g)	Amit Ben Zvi	☐	☐	☐

2.	To approve the terms of office and engagement of Mr. Yuval Dagim, the Company’s Chief Executive Officer.	FOR	AGAINST	ABSTAIN
		☐	☐	☐
		YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 2 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)?
(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).
		☐	☐
		FOR	AGAINST	ABSTAIN
3.
To approve the renewal of the Services Agreement by and between Kibbutz Sdot-Yam, the Company’s controlling shareholder, and the Company for a three-year term, commencing as of the date of the Meeting, and the amendment thereof.

		☐	☐	☐
		YES	NO

Do you have a personal interest in the approval of Proposal No. 3 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)?
(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).
		☐	☐
		FOR	AGAINST	ABSTAIN
4.	To approve an addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, for its renewal with respect thereto for an additional three-year term, commencing as of the date of the Meeting.	☐	☐	☐
		YES	NO

Do you have a personal interest in the approval of Proposal No. 4 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)?
(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4).
		☐	☐
		FOR	AGAINST	ABSTAIN
5.	To ratify and approve the engagement and compensation terms of Mr. Giora Wegman, who is affiliated with Kibbutz Sdot-Yam, as the Company's Deputy Chief Executive Officer, for an interim period from July 30, 2015, through and until the date of the Meeting.

		☐	☐	☐
		YES	NO

Do you have a personal interest in the approval of Proposal No. 5 (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)?
(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5).
		☐	☐
		FOR	AGAINST	ABSTAIN
6.	To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2018, and its service until the annual general meeting of shareholders to be held in 2019 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.	☐	☐	☐

A “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

CAESARSTONE LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 27, 2018
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Ltd. (the “Company”), do hereby nominate, constitute and appoint Mr. Ophir Yakovian and Mr. Ron Mosberg, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of October 23, 2018, at the Annual General Meeting of Shareholders (the “Meeting”) to be held on November 27, 2018, beginning at 5 P.M. Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof on the following matters, which are more fully described in the Notice of the 2018 Annual General Meeting of Shareholders (the “Notice”) and the proxy statement (the “Proxy Statement”), dated October 25, 2018, relating to the Meeting. By my signature, I hereby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder.

If no direction is made, the proxy will be voted “FOR” Proposal Nos. 1 and 6. If you do not state whether you are a controlling shareholder or have personal interest, your shares will not be voted for Proposal Nos. 2, 3, 4 and 5.

 Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.  Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)